Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1Amendment No. 1 filing statement for Leo Motors, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their Registration Statement pertaining to the registration of 43,000,000 shares of common stock of Leo Motors, Inc.  of our Audit Report dated March 28, 2016 with respect to the financial statements of Leo Motors, Inc.  as of December 31, 2015 and 2014 and for years then ended. We also consent to the reference to us as "Experts" in the above referenced Registration Statement.

/s/ Scrudato & Co., PA
Califon New Jersey
October 6 , 2016